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                                                                    EXHIBIT 18.1

January 14, 2000

DecisionOne Holdings Corp.
50 East Swedesford Road
Frazer, Pennsylvania

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended September 30, 1999, of the facts relating to the change in accounting policy for repairable parts from the amortization method to the usage method effective July 1, 1999. Under the amortization method, the Company amortized the cost of repairable parts over an estimated average useful life and recorded the costs of refurbishing repairable parts as a component of cost of revenues as incurred. Under the usage method, the Company records as a component of cost of revenues, the cost of new and refurbished parts when used to service customers. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of DecisionOne Holdings Corp. and its consolidated subsidiaries as of any date or for any period subsequent to June 30, 1999. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of DecisionOne Holdings Corp. and its consolidated subsidiaries as of any date or for any period subsequent to June 30, 1999.

Yours truly,

Deloitte & Touche LLP
Philadelphia, Pennsylvania